

September 30, 2011

Via E-mail
Mr. Wilson Ferreira, Junior
Chief Executive Officer
CPFL Energia, S.A.
Rua Gomes de Carvalho, 1510, 14th floor – Suite 1402
CEP 04547-005 Vila Olímpia – Sãn Paulo, Sãn Paulo
Federative Republic of Brazil

> **Re:** **CPFL Energia, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information on the Company, page 14

1. We note your disclosures throughout the filing, including on pages 17 and 29, that you have the right to 51.54% of the assured energy of the Serra da Mesa hydroelectric facility even though the concession of that facility is owned by a third party. Citing authoritative accounting guidance, please tell us how you account for this rental agreement and quantify for us the impact of this arrangement on your financial statements.

Operating and Financial Review and Prospects, page 49

2. We note that you fully consolidated your 65% ownership interest in your generation subsidiary CERAN upon adoption of IFRS. Please tell us how you determined you control CERAN and why you do not treat CERAN as a jointly controlled entity under

IAS 31. In doing so, please tell us whether or not you have the unilateral ability to direct the strategic financial and operating decisions of CERAN or if such decisions require unanimous consent of all venturers.

Report of Independent Registered Public Accounting Firm, page 108

3. We note your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or provide a reconciliation of your financial statements from IFRS as adopted by you to US GAAP. Please see Item 17(c) of Form 20-F.

Financial Statements, page F-1

Consolidated Statements of Income, page F-3

4. We note that you present a single earnings per share figure on your statements of income. In future filings, please clearly present basic and diluted EPS figures on the face of your statements of income in accordance with paragraph 66 of IAS 33.

Consolidated Statements of Changes in Shareholders' Equity, page F-4

5. In future filings, please present total comprehensive income within your statement of changes in equity, showing separately the total amounts attributable to owners of the parent and to non-controlling interests. See paragraph 106(a) of IAS 1.

Consolidated Statements of Cash Flows, page F-6

6. Please tell us the nature of amounts included in the "Lease" line item within "Generation (Utilization) of Cash in Investments" and explain why you believe these amounts are properly categorized as cash flows from investing activities. Please refer to paragraph 17(e) of IAS 7.

Note (2) Presentation of the Financial Statements, page F-12

2.1 Basis of preparation, page F-11

7. We note your disclosure that your financial statements were prepared and presented in full conformity with IFRS. Please revise your disclosure to state, if true, that your financial statements have been prepared and presented in full conformity with IFRS as issued by the IASB or revise your financial statements to provide a reconciliation to U.S. GAAP. Refer to Item 17(c) of Form 20-F.

Mr. Wilson Ferreira, Junior
CPFL Energia, S.A.
September 30, 2011
Page 3

2.5 Basis of consolidation, F-12

8. Please disclose in future filings the aggregate amounts of current assets, long-term assets, current liabilities, long-term liabilities, income and expenses related to your interests in joint ventures accounted for using proportionate accounting and the equity method. See paragraph 56 of IAS 31.

Note (3) Summary of the Significant Accounting Policies, page F-14

3.1 Concession agreements, page F-14

9. We note that you retroactively applied IFRIC 12 by recording an intangible asset, corresponding to the right to operate your concession and collect from users of public utilities, and a financial asset, corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession. Please explain to us in further detail how you determined the initial amounts recorded for these assets. In particular, please clarify how you determined the total consideration received or receivable under the concession agreement and confirm whether or not the "remaining amount" recorded as an intangible asset represented the difference between the total consideration and the fair value of the financial asset. In regards to valuation of your financial asset, we note your disclosure on page F-21 that the methodology and criteria for valuation of compensation on reversal of the assets of the distribution concessionaires has not yet been defined by the Brazilian government but that management believes it will be based at least on the tariff pricing model. Please explain to us in further detail how you determine the fair value of your concession financial asset, why you believe your valuation method is reasonable, and provide us with additional information about the tariff review process. Specifically address when the last reviews were conducted, when the next reviews will be conducted, and how you bridge the gap between reviews in determining the valuation of the distribution infrastructure that is used for pricing the tariff. In future filings, please also revise your critical accounting policy disclosures on page 67 to focus on the assumptions and uncertainties that underlie your valuations and quantify, where material, and provide an analysis of the impact of these concession accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

3.5 Intangible assets, page F-16

10. We note that your intangible assets corresponding to the right to operate concessions originating through business combinations and investments in infrastructure are amortized "based on the net income curves projected for the concessionaires" and/or "in

proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards." Please provide us with further details about these amortization methods, including how you determined they appropriately allocate the costs of such assets on a systematic basis over their useful lives. Please also tell us if there have been any changes during the periods presented in the expected pattern of consumption of the future economic benefits embodied in the assets that required you to change the amortization method to reflect the changed pattern.

Note (5) First-Time Adoption of International Financial Reporting Standards, page F-21

11. Please revise your filing to include a reconciliation to total comprehensive income under IFRS and to explain the material adjustments made to reconcile your statements of cash flows from Brazilian Accounting Principles to IFRS. Please ensure that the nature and amounts of the adjustments are explained in sufficient detail. Please refer to paragraphs 24 and 25 of IFRS 1 and Instruction 3.a. of the Instructions to Item 8 of Form 20-F.

5.3.8 Other adjustments, page F-31

12. It appears that upon adoption of IFRS you recognized guarantees issued in excess of your participation in joint ventures under IAS 39. Considering the guidance in paragraph 2(a) of IAS 39, please tell us how you determined these guarantees fall within the scope of IAS 39. Citing relevant accounting guidance, please also clarify how your subsequent recognition of finance income and expense related to these guarantees complies with IFRS. In doing so, please expand upon the nature and terms of these guarantees, including how these guarantees are discharged and/or reimbursed.

Note (6) Cash and Cash Equivalents, page F-34

13. We note that your short-term financial investments classified as cash equivalents are short-term transactions with institutions with daily liquidity, low credit risk and average interest of 100% of the (Brazilian) Interbank deposit rate. Please tell us the nature of each material category of investments included as cash equivalents during the periods presented and clarify how those investments meet the definition of cash equivalents under paragraph 6 of IAS 7. Please quantify for us the amount of any investments with original maturities greater than three months from the date of acquisition.

Note (11) Leases, page F-40

14. Please revise future filings to provide the disclosures required by paragraphs 47(c), (d), (e) and (f) of IAS 17.

Note (14) Property, Plant and Equipment, page F-43

15. We note that you transferred approximately R$ 128.3 million of construction in progress to land during fiscal 2010. Please tell us the reason for this transfer, including why the cost of land was originally included in construction in progress.

Note (15) Intangible Assets, page F-44

16. Please revise future filings to provide the disclosures required by paragraphs 118(d) and 122(b) of IAS 38.

17. We note that your concession right intangible assets acquired in business combinations comprise intangible assets "acquired, not merged," "acquired and merged – Deductible," and "acquired and merged – Reassessed." We also note your descriptions of these categories indicating that the intangible balances represent goodwill. Please explain in greater detail the nature of the items included in these categories. In doing so, clarify if these intangible assets represent goodwill, concession intangible assets recorded under IFRIC 12, or a combination of both.

Note (19) Private Pension Fund, page F-55

18. We note from your table on page F-60 that the nominal discount rate, salary increase, and long-term inflation rate assumptions used for your defined benefit plans remained unchanged during the periods presented. Please explain to us in sufficient detail how you develop such estimates and why there was no change in these assumptions.

19. Please provide in future filings the disclosures required by paragraph 120A(j) and (l) of IAS 19.

Note (22) Provision for Contingencies, page F-61

20. Please tell us whether you have any environmental liabilities arising from your operations and, if so, tell us how your disclosures about such matters comply with the requirements of IAS 37.   If you have such liabilities, please be detailed in your response.

Note (26) Earnings Per Share, page F-65

21. Please provide your basis under IFRS for your presentation of "Consolidated" earnings per share information. Since this information appears to include amounts attributable to non-controlling interests, it does not appear to comply with the guidance in paragraphs 9 through 11 and A1 of IAS 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Antonio Carlos Bassalo